NORTHERN ORION RESOURCES INC

April 5, 2004

VIA FEDEX

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Attention: Mary Cascio

Dear Sirs/Mesdames:

Re: **NORTHERN ORION RESOURCES INC.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3153
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be made public to the laws of British Columbia and the Policies of the Toronto Stock Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Shannon Ross

Shannon M. Ross
Chief Financial Officer
for **NORTHERN ORION RESOURCES INC.**

dw 4/8

Encl.

Suite 1400, 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
Tel: 604.687.4622 Fax: 604.687.4212 www.northernorion.com

NORTHERN
ORION
RESOURCES INC.

United States SEC filing
April 5, 2004

Northern Orion Resources Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART 1 – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the Toronto Stock Exchange in connection with:

A. Press Releases

1. Northern Orion Resources Pays US$30 Million Deferred Purchase Price to Rio Algom 15 Months Early - dated March 4, 2004

B. Correspondence with B.C. Securities Commission

2. Material Change Report – dated March 8, 2004
3. Form 45-102F2 – dated March 12, 2004
4. Notice of Meeting and Record Dated – dated March 23, 2004

Suite 1400, 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
Tel: 604.687.4622 Fax: 604.687.4212 www.northernorion.com

NORTHERN ORION RESOURCES INC.

Suite 250, 1075 West Georgia Street,
Vancouver, B.C., Canada V6E 3C9
www.northernorion.com

NEWS RELEASE

Thursday, March 4th, 2004

NNO – TSX

NORTHERN ORION PAYS US$30 MILLION DEFERRED PURCHASE PRICE TO RIO ALGOM 15 MONTHS EARLY

Northern Orion Resources Inc. ("Northern Orion") is pleased to announce that it has paid the full US$30 million deferred portion of the purchase price payable to Rio Algom Limited for the Company's 2003 acquisition of its 12.5% equity interest in the Bajo de Alumbrera mine in Argentina. Bayerische Hypo - und Vereinsbank (HVB) has solely arranged and provided a US$24.5 million term loan facility to Northern Orion to finance the payout.

The HVB loan facility has a 4½ year term at US$ LIBOR plus 3.50% per annum in the first three years and 4.00% per annum thereafter. In connection with the facility, Northern Orion issued 1,000,000 common share purchase warrants to HVB. The warrants have a three-year term and are exercisable at a price of $4.74 to acquire one common share of the Company.

"We are very pleased to have agreed on HVB's debt facility. This corporate facility is a vote of confidence in the Northern Orion assets and Argentina. We believe that it is the first international debt facility supported by Argentine mining assets that has been put in place without the requirement to purchase political risk insurance in the last three years." commented David Cohen, President and CEO of Northern Orion. "We are very pleased with Alumbrera's ongoing operational performance and will continue to apply a portion of the cash received from Alumbrera to reduce our outstanding debt and advance the development of Agua Rica."

Northern Orion is a mid-tier copper and gold producer generating significant present and projected cash flow from its 12.5 % ownership interest in Alumbrera. With its low operating costs and mature operation, Alumbrera should provide cash flow to the Company over the next eight years which, together with project debt, could be applied to bringing Agüa Rica into production without further significant equity dilution at current commodity prices.

"David Cohen"
David Cohen, President and CEO

-30-

For more information contact:

INVESTOR RELATIONS
Vanguard Shareholder Solutions Inc.
Tel: 1-866-608-9970
Email: info@northernorion.com

BC FORM 53-901F
Form 25 (*Securities Act,* 1988 (Saskatchewan))
Form 26 (*Securities Act* (Newfoundland))
Form 27 (*Securities Act* (Nova Scotia))

Material Change Report
Under:
Section 85(1) of the *Securities Act* (British Columbia)
Section 118(1) of the *Securities Act* (Alberta)
Section 75(2) of the *Securities Act* (Ontario)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of the *Securities Act* (Newfoundland)
Section 84 (1) of *Securities Act* (Saskatchewan)

Item 1 **Reporting Issuer**

Northern Orion Resources Inc.
1075 West Georgia Street
Suite 250
Vancouver, BC V6E 3C9

(the "Company")

Telephone: (604) 689-9663

Item 2. **Date of Material Change**

March 1, 2004

Item 3. **Press Release**

The press release was issued on March 4, 2004

Item 4. **Summary of Material Change**

See attached press release

Item 5. **Full Description of Material Change**

See attached press release

Item 6. **Reliance on Section 85(2) of the Act**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

David Cohen
President & CEO
1075 West Georgia Street
Suite 250
Vancouver, BC V6E 3C9

Telephone: (604) 689-9663

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

March 8, 2004
Date

"David Cohen" (signed)
Signature

David Cohen
Name

President
Position

Vancouver, British Columbia
Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

NORTHERN
ORION
RESOURCES INC.

Suite 250, 1075 West Georgia Street,
Vancouver, B.C., Canada V6E 3C9
www.northernorion.com

NEWS RELEASE

Thursday, March 4th, 2004

NNO – TSX

Northern Orion pays US$30 million deferred purchase price to Rio Algom 15 months early

Northern Orion Resources Inc. ("Northern Orion") is pleased to announce that it has paid the full US$30 million deferred portion of the purchase price payable to Rio Algom Limited for the Company's 2003 acquisition of its 12.5% equity interest in the Bajo de Alumbrera mine in Argentina. Bayerische Hypo - und Vereinsbank (HVB) has solely arranged and provided a US$24.5 million term loan facility to Northern Orion to finance the payout.

The HVB loan facility has a 4½ year term at US$ LIBOR plus 3.50% per annum in the first three years and 4.00% per annum thereafter. In connection with the facility, Northern Orion issued 1,000,000 common share purchase warrants to HVB. The warrants have a three-year term and are exercisable at a price of $4.74 to acquire one common share of the Company.

"We are very pleased to have agreed on HVB's debt facility. This corporate facility is a vote of confidence in the Northern Orion assets and Argentina. We believe that it is the first international debt facility supported by Argentine mining assets that has been put in place without the requirement to purchase political risk insurance in the last three years." commented David Cohen, President and CEO of Northern Orion. "We are very pleased with Alumbrera's ongoing operational performance and will continue to apply a portion of the cash received from Alumbrera to reduce our outstanding debt and advance the development of Agua Rica."

Northern Orion is a mid-tier copper and gold producer generating significant present and projected cash flow from its 12.5 % ownership interest in Alumbrera. With its low operating costs and mature operation, Alumbrera should provide cash flow to the Company over the next eight years which, together with project debt, could be applied to bringing Agua Rica into production without further significant equity dilution at current commodity prices.

"David Cohen"
David Cohen, President and CEO

-30-

For more information contact:
INVESTOR RELATIONS
Vanguard Shareholder Solutions Inc.
Tel: 1-866-608-9970
Email: info@northernorion.com

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

Northern Orion Resources Inc. (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on **March 11, 2004** of **300,000 options** of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, British Columbia this **12th** day of **March, 2004**.

NORTHERN ORION RESOURCES INC.

"David Cohen"

By: ______________________________

David Cohen, Director

INSTRUCTIONS

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1 above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2 above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

PACIFIC CORPORATE TRUST COMPANY
625 Howe Street – 10th Floor Vancouver BC V6C 3B8
T: (604) 689-9853 F: (604) 689-8144

March 23, 2004

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs:

As per National Instrument 54-101 requirements, please be advised of the following:

Issuer: **Northern Orion Resources Inc.**	
ISIN:	CA6655751064
Meeting Date:	May 28, 2004
Record Date for Notice:	April 22, 2004
Record Date for Voting:	April 22, 2004
Beneficial Ownership Determination Date:	April 22, 2004
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
Business Type:	Non-Routine
OBO Distribution Payment:	Issuer will pay for OBOs
Material Distributed to:	All Holders

If you require further information, please contact:

"Deena Kouwenhoven"

Deena Kouwenhoven
PACIFIC CORPORATE TRUST COMPANY

/ps

cc: Alberta Securities Commission
cc: Manitoba Securities Commission
cc: New Brunswick Securities Commission
cc: Newfoundland Securities Commission
cc: Nova Scotia Securities Commission
cc: Ontario Securities Commission
cc: Toronto Stock Exchange
cc: P.E.I. Securities Commission
cc: Quebec Securities Commission
cc: Saskatchewan Securities Commission
cc: Registrar of Securities - NT
cc: Registrar of Securities - YT
cc: Nunavut
cc: CDS Inc.

G:\MeetingsandMailings\MEETINGS\Startup\pdf\2004\bsms-NI54-101-nno.doc